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October 27, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for GBC Bancorp, Inc. and, under the date of January 30, 1998, we reported on the consolidated financial statements of GBC Bancorp, Inc. and subsidiaries as of and for the years ended December 31, 1997 and 1996. On October 22, 1998, our appointment as principal accountants was terminated. We have read GBC Bancorp, Inc.'s statements included under Item 4 of its Form 8-K dated October 22, 1998, and we agree with such statements, except that we are not in a position to agree or disagree with GBC Bancorp, Inc.'s statements in paragraph 1 concerning the appointment of and Board of Directors' approval of replacement independent auditors.


                                                   Very truly yours,

                                                   KPMG PEAT MARWICK LLP